October 9, 2015

VIA EDGAR
Mr. Ethan Horowitz, Branch Chief, Office of Natural Resources
Ms. Sandy Eisen
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

RE:    ConAgra Foods, Inc.
Form 10-K for the fiscal year ended May 31, 2015 (“Form 10-K”)
Filed July 17, 2015
File No. 001-07275

Dear Ms. Eisen:

This letter sets forth the response of ConAgra Foods, Inc. (“we” or the “Company”) to the Staff's comment letter dated September 25, 2015 on the above referenced Form 10-K. We have also included each comment along with our responses to aid in the review process.

Form 10-K for the fiscal year ended May 31, 2015

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Liquidity and Capital Resources, page 28

Sources of Liquidity and Capital, page 28

1.
Disclosure on page 29 of your filing states that debt reduction is expected to remain a component of capital allocation in the foreseeable future. In this connection, we note that although your total debt balance decreased compared to the prior year, payments due within one year increased from $76.3 million to $1.0 billion and payments due in one to three years increased from $1.0 billion to $2.3 billion. Tell us how you considered providing disclosure specifically explaining how you plan to address this change to your debt profile including with regard to the allocation of cash resources to satisfy your debt obligations. Refer to Item 303(a)(1) of Regulation S-K and section IV.D. of SEC Release No. 33-8350. As part of your response, address the extent to which current year debt repayments are expected to impact your ability to meet your working capital needs, planned capital expenditures, and payment of anticipated quarterly dividends.

In accordance with the requirements of Item 303(a)(1) of Regulation S-K and section IV.D. of SEC Release No. 33-8350, the Liquidity and Capital Resources section of our Form 10-K’s Management’s Discussion and Analysis of Financial Condition and Results of Operations (“MD&A”), discloses that we have access to multiple sources of liquidity. Specifically, in addition to operating cash flows, we disclose our access to, and ability to use, our $1.5 billion revolving credit facility scheduled to mature September 2018, as well as our commercial paper program. We cited the pending divestiture of the Private Brands business as a significant source of potential liquidity, although we were unable to provide details as to the amount or timing of any related proceeds, as formal negotiations for the sale of that business were not yet underway. We also disclose that we have access to the capital markets.

As of the date of the filing of our Form 10-K, management had not yet committed to any specific plans in regards to repaying the debt instruments that were scheduled to mature during the following fiscal year, or those that were scheduled to mature over the subsequent two fiscal years. Because the Company has access to multiple sources of liquidity, as disclosed in this section of MD&A, and as there exists uncertainty as to: the amount and timing of proceeds from the potential divestiture of the Private Brands business; the interest rates that will be available at the time of any potential refinancing transaction; as well as other strategic changes the company may make in the intervening time period, it was not practicable at the time to more specifically explain how we plan to address the changes to our debt profile.

In order to clarify our disclosures in this regard, we propose to add the following additional verbiage to the Liquidity and Capital Resources section of MD&A in future filings, and we have included such language in our recently filed Form 10-Q for the first quarter of our fiscal 2016:

“Although a significant amount of our senior debt will mature during fiscal 2016, and over the next several years, we expect to maintain or have access to sufficient liquidity to either retire or refinance such debt, as market conditions warrant, from operating cash flows, our commercial paper program, proceeds from any divestitures, access to capital markets and our revolving credit facility.”

In regards to our assessment of the extent to which current year debt repayments are expected to impact our ability to meet our working capital needs, planned capital expenditures, and payment of anticipated quarterly dividends, please consider our disclosure in this section of MD&A that states that “management believes that existing cash balances, cash flows from operations, existing credit facilities, and access to capital markets will provide sufficient liquidity to meet our working capital needs, planned capital expenditures, and payment of anticipated quarterly dividends for at least the next twelve months.”

Obligations and Commitments, page 30

2.
We note the funded status of your pension plans was $(433.0) million as of May 25, 2014 and $(553.2) million as of May 31, 2015. Please revise to provide information regarding the timing and amount of expected pension contributions as part of your disclosure of contractual obligations, including explanatory language regarding the factors that could affect your estimates of future minimum statutory funding requirements and expected contributions. Refer to Item 303(a)(5) of Regulation S-K and, for further guidance, section II.C. of SEC Release 33-9144.

In order to address the Staff’s comment, we propose to add the following disclosure to the Obligations and Commitments section of MD&A in future filings, and we have included this language in our recently filed Form 10-Q for the first quarter of our fiscal 2016:

As of May 31, 2015, we had aggregate unfunded pension obligations totaling $553.2 million. This amount is not included in the table above, as the unfunded pension obligation is marked-to-market each fiscal year, and we do not expect to be required to make payments to fund these amounts in the foreseeable future. Based on current statutory requirements, we are not obligated to fund any amount to our qualified pension plans during the next twelve months. We estimate that we will make payments of approximately $10.2 million over the next twelve months to fund current benefits of nonqualified pension plans. See Note 14, Pensions and Postretirement Benefits, to the Condensed Consolidated Financial Statements, and the Company's Annual Report on Form 10-K for the fiscal year ended May 31, 2015, Critical

Accounting Estimates - Employment Related Benefits, for further discussion of our pension obligations and factors that could affect estimates of this liability.

Critical Accounting Estimates, page 32

Business Combinations, Impairment of Long-Lived Assets (including property, plant and equipment), Identifiable Intangible Assets, and Goodwill, page 35

3.
During the fiscal year ended May 31, 2015, you recognized charges totaling $1.53 billion for the impairment of goodwill in your Private Brands segment. Disclosure in your filing states that additional, material impairment charges may be recognized in future periods if the future performance of one or more of the reporting units within the Private Brands segment falls short of your expectations or if there are significant changes in risk-adjusted discount rates. Please provide expanded disclosure to:

•	Describe the methods and key assumptions used in determining fair value and how the key assumptions were determined;

•	Discuss the degree of uncertainty associated with the key assumptions; and

•	Address potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions.

We propose to include the language below to update the Critical Accounting Estimates section of the MD&A in future periods, and we have included such language in our recently filed Form 10-Q for the first quarter of our fiscal 2016. The below language is intended to clarify our disclosures regarding key assumptions used in measuring goodwill impairment charges related to our Private Brands business. Starting with our recently filed Form 10-Q for the first quarter of our fiscal 2016, we have added disclosure of the methodology used under ASC 360 to measure the subsequent impairment that occurred in our first quarter of fiscal 2016 when the Private Brands business met the requirements to be treated as assets held for sale (underscored text represents proposed additional wording).
Because forecasted sales and profits for the Private Brands segment continued to fall below our expectations relative to our previous projections throughout fiscal 2015, we performed quantitative analyses of goodwill on certain of our Private Brands segment reporting units in the second, third, and fourth quarters of fiscal 2015. Estimating the fair value of individual reporting units requires us to make assumptions and estimates regarding our future plans and future industry and economic conditions. We estimated the future cash flows of each reporting unit within the Private Brands segment and calculated the net present value of those estimated cash flows using a risk adjusted discount rate, in order to estimate the fair value of each reporting unit from the perspective of a market participant. For this purpose, in our most recent analysis we used the sales growth rates, ranging from -1% in our cereal reporting unit to +5% in our Snacks reporting unit, and gross margin percentages used internally for our operating plans for fiscal 2016. We estimated the rates of sales and cash flow growth for the subsequent three years based upon known trends for each applicable product category, customer-specific facts, expected rates of material and labor inflation, and planned capital expenditures for each reporting unit. We used a discount rate and terminal growth rate of cash flows of 8% and 3%, respectively, to calculate the present value of estimated future cash flows. We then compared the estimated fair value of each reporting unit to the respective historical carrying value (including allocated assets and liabilities of certain shared and Corporate functions), and determined that the fair value of the reporting unit was less than the carrying value for six of our reporting units within the Private Brands segment throughout fiscal 2015. With the assistance of a third-party valuation specialist, we estimated the fair value of the assets and liabilities of each of these reporting units in order to determine the implied fair value of goodwill of each reporting unit. We recognized impairment charges for the difference between the implied fair value of goodwill and the carrying value of goodwill within each reporting unit at the respective measurement dates. Accordingly, during fiscal 2015, we recorded charges totaling $1.53 billion for the impairment of goodwill in the Private Brands segment. The following reporting units within Private Brands were impacted: $328.7 million in Bars and Coordinated, $195.1 million in Cereal, $157.1 million in Pasta, $536.5 million in Snacks, $174.4 million in Retail Bakery, and $136.1 million in Condiments.
Following the impairment charges recorded in fiscal 2015, the carrying value of goodwill in our Private Brands reporting units included $269.3 million for Cereal, $588.2 million for Pasta, $276.5 million for Snacks, and $535.5 million for Retail Bakery. All of the goodwill for the Bars and Coordinated and Condiments reporting units was impaired as of the end of fiscal 2015. If the future performance of one or more of the reporting units within the Private Brands segment falls short of our expectations or if there are significant changes in risk-adjusted discount rates due to changes in market conditions, we could be required to recognize additional, material impairment charges in future periods. Estimating future cash flows requires significant judgment by management in such areas as future economic conditions, industry-specific conditions, product pricing, and necessary capital expenditures. Due to the intense competitive environment in private label foods and the severity of recent declines in operating performance, the degree of uncertainty of future cash flows is high. Among other factors, the loss of significant customers, unplanned rates of materials inflation, loss of key personnel, and the entrance of new competitors could result in further reductions in forecasted future cash flows, and accordingly, further impairment charges.

On June 30, 2015, we announced plans to divest our Private Brands operations. On August 7, 2015, we determined that certain assets related to the Private Brands segment were required to be classified as assets held for sale. As a result of this determination and preliminary indications of interest from potential buyers, we concluded that the assets held for sale were further impaired. We recognized a pre-tax impairment charge of $1.95 billion ($1.42 billion after-tax) in the first quarter of fiscal 2016 to write down the long-lived assets of the Private Brands business to the estimated sales price, less costs to sell.

4.
We note that you assessed the recoverability of amortizing intangible assets related to certain reporting units within your Private Brands segment, but that no impairments were recognized as you expect to recover the carrying value. However, you recognized impairment charges of $43.7 million in your Private Brands segment to write-down indefinite lived intangible assets. Please tell us about the conclusions reached as of May 31, 2015 with regard to the impairment of intangible assets and describe the changes that occurred subsequently that led to the statement in your August 13, 2015 filing on Form 8-K that the assets in your Private Brands segment are impaired. Refer to the guidance regarding the recognition and measurement of an impairment loss per FASB ASC 350-20-35 and 360-10-35, as applicable.

At May 31, 2015, the various assets of our Private Brands business did not qualify as assets held for sale, and accordingly were tested for impairments under a held and used classification. Our conclusion that the assets of the Private Brands business did not qualify as assets held for sale, as of May 31, 2015, is due to the following facts:

1.	The board of directors of the Company is required to approve a transaction of this size. At May 31, 3015, the board of directors of the Company had not approved the active marketing of the business.

2.	The Company had not begun actively seeking a buyer of the assets as of May 31, 2015.

3.
Management of the Company had not yet determined at what price it might reasonably be able to sell the Private Brands business until August 7, 2015, at which time the Company received preliminary bids from prospective buyers of this business.

4.
Management of the Company was not able, as of May 31, 2015, to determine that it was probable that a sale of the Private Brands business would be completed within twelve months. Based on preliminary bids from potential buyers of the Private Brands business, on August 7, 2015, management determined that completion of a sale of the business, at a reasonable price, within twelve months, was probable.

Based on these facts, we determined that these assets were held and used at May 31, 2015, and were held for sale at August 7, 2015, in accordance with ASC 360-10-45-9.

At May 31, 2015, the amortizing intangible assets, principally customer relationship assets, were assessed for impairment under ASC 360-10-35-17, as assets held and used. The estimated future cash flows expected to be generated from the asset group, over the life of the principal asset, on an undiscounted basis, exceeded the book value of the assets. Accordingly, impairment was not indicated at the time.

The fair value of our indefinite-lived assets, principally brands, is measured using a relief from royalty method. In accordance with ASC 350-30-35-19, when there is an indicator of impairment, the value of indefinite-lived assets is written-down to fair value, immediately, rather than being evaluated for recovery under ASC 360-10-35-17. Due to the significant decline in sales and gross margins associated with certain brands within our Private Brands business during fiscal 2015, management determined there was an indicator of impairment. The fair value of these brands were determined to be impaired when we applied the relief from royalty method with the then current forecasts of sales and gross margins for those brands. Accordingly, we recognized impairment charges to write those assets down to estimated fair value.

Notes to Consolidated Financial Statements

Note 7 - Investments in Joint Ventures, page 58

5.
We note that you contributed all of the assets of ConAgra Mills in exchange for a 44% ownership interest in the Ardent Mills joint venture. We also note that Ardent Mills distributed $391.4 million in cash to you as a return of capital. Please describe your accounting treatment for this transaction, including with regard to the $625.6 million gain recognized. Refer to FASB ASC 845-10-25. With your response, tell us how you determined that your legacy milling business should be presented as discontinued operations pursuant to ASU 2014-08.

Upon the formation of the Ardent Mills joint venture, we contributed all of the assets and liabilities of our grain milling operations to the newly formed joint venture. We concluded that the milling operations constituted a business and, in accordance with ASC 810-10-40-5, we deconsolidated the milling operations, and recognized a gain in net income, attributable to the parent, measured as the difference between a. and b., below:
a. The aggregate of all of the following:
1. The fair value of any consideration received
2. The fair value of any retained noncontrolling investment in the former milling operations or group of assets at the date the operations are deconsolidated or the group of assets is derecognized
3. The carrying amount of any noncontrolling interest in the former milling operations (including any accumulated other comprehensive income attributable to the noncontrolling interest) at the date the operation is deconsolidated.
b. The carrying amount of the former milling operations' assets and liabilities or the carrying amount of the group of assets.

The fair value of each of these components of the transaction was estimated with the assistance of third party valuation experts.

The newly formed Ardent Mills joint venture obtained financing from unrelated financial institutions and distributed cash to the owners proportionate to their ownership interests in Ardent Mills. We treated this distribution as a reduction in the value of our equity method investment in Ardent Mills.
In accordance with ASU 2014-08, a disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift that has (or will have) a major effect on an entity's operations and financial results when the component of an entity or group of components of an entity is disposed of other than by sale (for example, by abandonment or in a distribution to owners in a spinoff).
Upon the contribution of the milling operations to Ardent Mills, the Company was making a strategic shift that has a major impact on the entity’s operations and financial results, as the Company ceased to have a controlling interest in a grain milling operation (a major line of business), while all of the Company’s remaining businesses are that of a manufacturer and seller of packaged food products to retail, foodservice and commercial food customers.
The Company adopted the guidance in ASU 2014-08 on the first day of its fiscal 2015. As this guidance eliminates the exception from discontinued operations presentation of significant continuing involvement, the retained equity interest in the Ardent Mills joint venture does not preclude discontinued operations classification of historical results.
Note 23 - Subsequent Events, page 90

6. Disclosure in your Form 10-K states that you plan to sell substantially all of your Private Brand operations, but that the planned sale did not meet the criteria for the related assets and liabilities to be classified as held-for-sale for the fiscal year ended May 31, 2015. In your August 13, 2015 filing on Form 8-K, you state that management has determined that assets related to your Private Brands segment are required to be classified as assets held-for-sale. Please provide us with an explanation for this change in your conclusion regarding the classification of the assets related to your Private Brands segment. With your response, tell us whether the operations of your Private Brands business currently meet the conditions to be reported in discontinued operations pursuant to ASU 2014-08.

As indicated in our response to your comment #4 above, at May 31, 2015, the various assets of our Private Brands business did not qualify as assets held for sale, due to the following facts:

1.
The board of directors of the Company is required to approve a transaction of this size. The board of directors of the Company did not authorize management to begin actively marketing the business until June 10, 2015.

2.	The Company had not begun actively seeking a buyer of the assets as of May 31, 2015.

3.
Management of the Company had not yet determined at what price it might reasonably be able to sell the Private Brands business until August 7, 2015, at which time the Company received preliminary bids from prospective buyers of this business.

4.
Management of the Company was not able, as of May 31, 2015, to determine that it was probable that a sale of the Private Brands business would be completed within twelve months. Based on preliminary bids from potential buyers of the Private Brands business, on August 7, 2015, management determined that completion of a sale of the business, at a reasonable price, within twelve months, was probable.

Based on these facts, we determined that these assets were held and used at May 31, 2015, and were held for sale at August 7, 2015, in accordance with ASC 360-10-45-9.

In accordance with ASU 2014-08, as the disposal group qualifies as held for sale, and as the pending disposition of the Private Brands business represents a strategic shift in the Company’s business, we have classified the results of this business as discontinued operations for all periods presented in our recently issued Form 10-Q for the first quarter of our fiscal 2016.

***

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be willing to discuss with you any additional comments the staff may have. Please contact me at 402-240-7018 with questions or comments on this response letter.

Very truly yours,

/s/ John Gehring

John Gehring
Executive Vice President, Chief Financial Officer

cc: Rob Wise, Senior Vice President, Controller, ConAgra Foods, Inc.
Colleen Batcheler, Executive Vice President, General Counsel and Corporate Secretary, ConAgra Foods, Inc.